Delisting Determination,The Nasdaq Stock Market, LLC, January 27, 2012, eDiets.com, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of eDiets.com, Inc.
(the Company), effective at the opening of the trading session on February 6, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The
Company was notified of the Staffs determination on August 3, 2011. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated October 13, 2011, granting the Company continued listing pursuant to an exception through November 30, 2011, by which date the Company was required to regain compliance with Listing Rule 5550(b)(2). However, on November 29, 2011, the Company informed the Panel that it could not regain compliance by that date. On November 30, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on December 2, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on January 17, 2012.